UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Toshinari Kunieda

Senior Vice President-Managing Director-Global Business Department

NTT DoCoMo, Inc.

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DoCoMo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 37,061,109
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 37,061,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,061,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2007, Amendment No. 2 thereto filed with the SEC on June 28, 2007, Amendment No. 3 thereto filed with the SEC on August 1, 2007, Amendment No. 4 thereto filed with the SEC on August 27, 2007, and Amendment No. 5 thereto filed with the SEC on November 2, 2007 relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D (as amended) remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 6 are defined in the Schedule 13D (as amended). The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

From November 1, 2007 through December 21 2007, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 1,875,007 shares (including 1,339,047 shares represented by American Depositary Shares) (the “Sixth Additional DoCoMo PLDT Shares”) representing approximately 1.0% of the outstanding capital stock of PLDT. All of the funds used to pay for the Sixth Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

DoCoMo is acquiring the Sixth Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Sixth Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 19.6%, of which DoCoMo directly owns approximately 12.9%, of the voting power attached to the outstanding Common Shares.

Following the acquisition of the Sixth Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limitation of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

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Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares and the Second Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 37,061,109 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo, of which DoCoMo directly owns 24,427,622 Common Shares. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

(b) As the registered owner, DoCoMo has the shared power to vote or dispose or to direct the vote or disposition of the 37,061,109 Common Shares beneficially owned by NTTC and DoCoMo, of which DoCoMo directly owns 24,427,622 Common Shares. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by DoCoMo.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following paragraphs:

(c) As of the filing date of this Amendment No. 6, except for the acquisition of the Fifth Additional DoCoMo PLDT Shares and the Sixth Additional DoCoMo PLDT Shares as described in Item 3, neither DoCoMo, nor to its knowledge, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days. The following table sets forth, for the open market purchases by DoCoMo described in Item 3, the dates of such open market purchases, the numbers of Sixth Additional DoCoMo PLDT Shares purchased, the prices per share (rounded to the nearest one U.S. cent or one Philippine centavo) of such purchases and the exchange through which such open market purchases were effected (the open market purchases made through the New York Stock Exchange were for American Depositary Shares of PLDT, each representing one Common Share):

Date of Purchase	Number of Shares Purchased	Price per share		Exchange
Sixth Additional DoCoMo PLDT Shares:
11/01/2007	122,846	US$	68.03	New York Stock Exchange
11/02/2007	120,059	US$	68.00	New York Stock Exchange
11/05/2007	116,319	US$	68.14	New York Stock Exchange
11/05/2007	77,000	PhP	2983.89	Philippine Stock Exchange
11/06/2007	11,400	US$	68.85	New York Stock Exchange
11/06/2007	2,500	PhP	3,000.00	Philippine Stock Exchange
11/07/2007	46,363	US$	68.84	New York Stock Exchange
11/08/2007	114,190	US$	68.87	New York Stock Exchange
11/08/2007	78,620	PhP	2,988.78	Philippine Stock Exchange
11/09/2007	84,900	US$	69.67	New York Stock Exchange
11/09/2007	55,010	PhP	2,995.91	Philippine Stock Exchange
11/12/2007	19,200	US$	69.16	New York Stock Exchange
11/12/2007	80,690	PhP	2,972.81	Philippine Stock Exchange
11/13/2007	30,810	PhP	2,970.50	Philippine Stock Exchange
11/20/2007	35,000	PhP	2,999.93	Philippine Stock Exchange
11/21/2007	8,000	PhP	2,998.13	Philippine Stock Exchange
11/22/2007	15,860	PhP	2,999.86	Philippine Stock Exchange
11/23/2007	21,100	US$	69.85	New York Stock Exchange
11/26/2007	26,829	US$	70.08	New York Stock Exchange
11/27/2007	1,000	PhP	3,000.00	Philippine Stock Exchange
11/28/2007	11,000	PhP	3,000.00	Philippine Stock Exchange
12/10/2007	107,125	US$	72.09	New York Stock Exchange
12/11/2007	106,265	US$	72.26	New York Stock Exchange
12/12/2007	106,566	US$	72.58	New York Stock Exchange
12/12/2007	6,890	PhP	2,999.63	Philippine Stock Exchange
12/13/2007	3,556	US$	72.97	New York Stock Exchange
12/14/2007	106,254	US$	72.61	New York Stock Exchange
12/14/2007	67,670	PhP	3,000.00	Philippine Stock Exchange
12/17/2007	108,087	US$	71.82	New York Stock Exchange
12/17/2007	36,240	PhP	2,979.31	Philippine Stock Exchange
12/18/2007	29,670	PhP	2,982.69	Philippine Stock Exchange
12/19/2007	110,200	US$	71.98	New York Stock Exchange
12/20/2007	3,759	US$	71.85	New York Stock Exchange
12/21/2007	4,029	US$	72.25	New York Stock Exchange

The aggregate purchase price for the open market purchases through the Philippine Stock Exchange was Php 1,601,144,056.46 for the Sixth Additional DoCoMo PLDT Shares. The aggregate purchase price for the open market purchases through the New York Stock Exchange was US$ 94,253,482.86 for the Sixth Additional DoCoMo PLDT Shares.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 25, 2007

NTT DoCoMo, Inc.

By:	/s/ Masayuki Hirata
Name:	Masayuki Hirata
Title:	Senior Executive Vice President and Chief Financial Officer